Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.                Date, Time and Place: on February 10, 2021, at 11:30 a.m., the Board of Directors (“Board”) has met, by an exclusively digital meeting, in accordance with item 6.4. of the Internal Rules of the Board of Suzano S.A. (“Suzano” or “Company”).

2.                Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Kede de Freitas Lima (Director) and Hélio Lima Magalhães (Director). The meeting was also attended by the Company’s Executive Officers, Ms. Gabriela Moll and Mr. Stefan Tasoko.

3.                Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.                Agenda: To resolve on the transaction between the Company and Itapeva Florestal Ltda. (“Itapeva”), a Company’s related party, consisting of entering into a rural lease agreement.

5.                Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form, and the respective material presented pursuant to the agenda was filed at the Company’s headquarters.

6.               Extract from the presentations of the Agenda: The Directors, by unanimous vote of those attended, resolved to enter into a rural lease agreement between the Company, as lessee, and Itapeva, a company owned by family members of Suzano’s Chief Forestry Officer - Alexandre Chueri Neto, in the Ribas do Rio Pardo region, in the State of Mato Grosso do Sul. In addition, the Board was informed that, as it is a transaction with a Related Party, Mr. Alexandre Chueri Neto did not participate in the negotiation or decision-making process, the transaction was evaluated by the Related Parties Assessment Group, and was also reported to the Statutory Audit Committee, pursuant to the Company’s Related Parties Policy. The Board also decided to unanimously approve the delegation of powers to negotiate, define, sign and implement the transaction to the Executive Officers, as well as to issue the notice to the market, pursuant to CVM Instruction 480.

7.                Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the directors present. Signatures. Presiding board: David Feffer – Chairman; Stefan Tosoko – Secretary. Directors: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Kede de Freitas Lima (Director), and Helio Lima Magalhães (Director).

These minutes are a true copy of the original drawn up in the proper book.

São Paulo, SP, February 10, 2021.

__________________________ Stefan Tasoko Secretary